UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001- 39258

BTC DIGITAL LTD.

(Translation of registrant’s name into English)

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Notice of Compliance with Nasdaq Listing Rule 5550(a)(2).

As previously disclosed in the report on Form 6-K filed by BTC Digital Ltd. (NASDAQ: BTCT) (the “Company”) with the U.S. Securities and Exchange Commission on September 2, 2026, the Company received a deficiency letter from the Nasdaq Stock Market LLC (“Nasdaq”) on August 27, 2026 indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule") because the closing bid price of the Company's ordinary shares (the “Ordinary Shares”) had been below US$1.00 per share for the preceding 30 consecutive business days.

In accordance with the Nasdaq Listing Rules, the Company had been provided a 180-calendar-day compliance period, or until February 23, 2027, to regain compliance with the Bid Price Rule. To regain compliance, the closing bid price of the Company's Ordinary Shares was required to be at least US$1.00 per share for a minimum of 10 consecutive business days.

On September 3, 2026, the Company received written notice from the Nasdaq that Nasdaq staff had determined that for 10 consecutive business days, from August 20, 2026 to September 2, 2026, the closing bid price of the Company’s Ordinary Shares was at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Bid Price Rule, and this matter is now closed.

Other Events.

On September 4, 2026, the Company issued a press release announcing that it has regained compliance with the Bid Price Rule. A copy of the press release is attached hereto as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

No.	Description of Exhibit
99.1	Press Release, dated September 4, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2026

BTC Digital Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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